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SEC FILE NUMBER
8-71151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WILTON RE DISTRIBUTORS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4840 N. RIVER BLVD NE, Suite 400
(No. and Street)

Cedar Rapids (City) IA (State) 52411 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shawn Moser (Name) 319-491-8380 (Area Code – Telephone Number) smoser@wiltonre.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

(Name – if individual, state last, first, and middle name)

(Address) (City) (State) (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Carpenter _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wilton Re Distributors LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Wilton Re Distributors LLC

(SEC I.D. 8-71151)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2025, and for the Period Ended December 31, 2024.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Wilton Re Distributors LLC

TABLE OF CONTENTS

Duly Authorized Officer Affirmation
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2025

Wilton Re Distributors LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(ii), I affirm that, to the best of my knowledge and belief, the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C) because, during the year ended December 31, 2025:

1. The securities business of the Company was limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of that issuer; and,

2. The Company promptly transmitted to the issuer all funds and promptly delivered to the subscriber all securities received in connection with the transaction, and the Company did not otherwise hold funds or securities for or owe money or securities to customers.

Dated: March 6th , 2026

_____
Karen Carpenter
Title: CEO

_____
Notary Public
2/3/27

1

Wilton Re Distributors LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025 AND 2024
(Expressed in thousands of US dollars)

	2025	2024
Assets		
Cash and cash equivalents	$ 1,940	$ 891
Net deferred tax assets	190	48
Intercompany receivables	131	121
Prepaid assets	2	2
Total Assets	$ 2,263	$ 1,062
Liabilities and member's equity		
Liabilities:		
Income taxes payable	$ 142	$ 48
Accounts payable and accrued expenses	389	131
Intercompany payables	581	233
Total Liabilities	1,113	412
Member's equity	1,150	650
Total liabilities and member's equity	$ 2,263	$ 1,062

The accompanying notes are an integral part of these financial statements.

Wilton Re Distributors LLC

STATEMENTS OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM AUGUST 22, 2024 TO DECEMBER 31, 2024
(Expressed in thousands of US dollars)

		2025		2024
Revenues				
Commission revenue	$	548	$	167
Other revenue		1,471		166
Total revenues		**2,019**		**333**
General expenses				
Commission expense	$	548	$	167
General expenses - allocated		1,336		55
General expenses - direct		135		111
Total general expenses		**2,019**		**333**
Income tax expense		—		—
Net income	$	—	$	—

The accompanying notes are an integral part of these financial statements.

Wilton Re Distributors LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM AUGUST 22, 2024 TO DECEMBER 31, 2024
(Expressed in thousands of US dollars)

	2025		2024
Member's equity			
Member's equity at the beginning of the period	$ 650	$	650
Contributions from member	500		—
Total member's equity	$ 1,150	$	650

The accompanying notes are an integral part of these financial statements.

Wilton Re Distributors LLC

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025 AND FOR THE PERIOD FROM AUGUST 22, 2024 TO DECEMBER 31, 2024

(Expressed in thousands of US dollars)

	2025	2024
Cash flows from operating activities		
Net income	$ —	$ —
Adjustments to reconcile net income to net cash from operating activities:		
Increase in intercompany payables	349	46
Increase in intercompany receivables	(10)	(58)
Increase in accounts payable and accrued expenses	258	—
Increase in net deferred tax asset	(142)	(35)
Increase in income tax payable	94	35
Net cash flows from operating activities	549	51
Cash flows from financing activities		
Contributed capital	500	—
Net cash flows from financing activities	500	—
Increase in cash and cash equivalents	1,049	51
Cash and cash equivalents - beginning of the period	891	840
Cash and cash equivalents - end of period	$ 1,940	$ 891

The accompanying notes are an integral part of these financial statements.

1.   ORGANIZATION

Wilton Re Distributors LLC (WDLC or the Company) is a Delaware entity. WDLC is registered with the Securities and Exchange Commission (SEC). WDLC is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (WRUS). WRUS is a wholly owned subsidiary of Wilton Re U.S. Holdings Trust, established under the laws of Nova Scotia, Canada, which itself is a wholly owned subsidiary of Wilton Re Ltd. (WRL), a Nova Scotia company. WRL is the ultimate parent in the holding company structure.

The Company is a limited liability company approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934, specifically selling variable life insurance or annuities, with an effective date of August 22, 2024. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by Wilton Reassurance Life Company of New York (WRNY). Furthermore, the Company does not maintain a clearing arrangement with any firm. In addition, the Company is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to its rules and regulations. The Company is excluded from the Securities Investor Protection Corporation (SIPC).

The Company is a non-clearing broker-dealer and serves as principal underwriter for a closed block of variable life and variable annuity policies administered by an affiliated insurance company, WRNY. The Company will not offer or sell any new securities and WRNY will not sell or issue any new variable life and variable annuity policies. Additional deposits are accepted on existing contracts. The Company will stand ready to perform the services of a broker-dealer in conformity with its Principal Underwriting Agreement (PUA) with WRNY.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenues

The Company earns revenue in connection with the PUA with WRNY (further discussed in Note 4 Related Party Transactions), wherein its performance obligation is to stand ready to perform services of a broker-dealer for a closed block of variable life and variable annuity policies. The PUA specifies that the Company will be reimbursed for all expenses incurred to stand ready in performing its duties, which include allocated and direct expenses. The substance of the PUA is that commission expenses related to trailing commissions are calculated and paid to the relevant agents by WRNY on behalf of the Company and WRNY reimburses the Company for those expenses. The reimbursement of these expenses represents revenue to the Company. As there is only one performance obligation (i.e., standing ready

(Expressed in thousands of US dollars)

to provide broker-dealer services on an on-going basis), revenue is recognized over time as the services are performed and reimbursable expenses are incurred.

Commission Expenses

Commission expenses represent payments by WRNY, on behalf of the Company, to the original selling firms for variable life and variable annuities in the closed block of policies for which trail commission has been collected during the period, as specified in the PUA.

General Expenses

Expenses incurred in carrying out the Company's duties and responsibilities in its role as a broker-dealer for variable life and variable annuity policies administered by WRNY are recorded as general expenses and consist of direct expenses and those allocated to the Company under the Services Agreement with Wilton Re Services Inc. (WRSI), further discussed in Note 4 Related Party Transactions. Expenses are recognized as incurred and are reimbursed through other revenue, as specified in the PUA.

Cash and Cash Equivalents

The Company considers all investments purchased with a maturity at acquisition of three months or less to be cash equivalents. On December 31, 2025 and 2024, cash and cash equivalents consisted of deposits in a commercial checking account. Deposits maintained in the commercial checking account are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250. The Company's deposits may have exceeded the FDIC insurance limits during the year ended December 31, 2025 and period ended December 31, 2024.

Income Taxes

The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

3. INCOME TAXES

The Company is a single-member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. As such, the Company is not subject to income taxes. The Company's income or loss is included in the tax return of its sole member, WRUS. However, the Company has elected to recognize an allocated amount of current and deferred tax expense in its separate financial statements under the election provided in ASC 740-10-30-27A.

For the year ended December 31, 2025, and period ended December 31, 2024, the Company recognized an aggregate current tax expense of $142 and $35, respectively, and a deferred tax benefit of $142 and $35, respectively. As of December 31, 2025 and 2024, the Company had a tax-related payable to its affiliate of $142 and $48, respectively. The total income tax expense and effective tax rate is zero, based on applying the US federal income tax rate of 21% to income before taxation of zero. The tax effects of temporary differences that give rise to the deferred income tax assets of $190 and $48 at December 31, 2025 and 2024, respectively, are mainly driven by the long term incentive plan

(Expressed in thousands of US dollars)

accrual, bonus accrual and depreciation which are general expenses allocated to the Company under its Services Agreement with WRSI.

WRUS allocates the consolidated amount of current and deferred taxes to members of the tax group based on each member's proportionate share of the consolidated taxable income or loss. This method ensures that each member's tax expense reflects its contribution to the consolidated tax liability. There have been no changes in this allocation method during the year.

4. RELATED PARTY TRANSACTIONS

The Company is party to a Service Agreement with its affiliate, WRSI under which WRSI provides certain services which include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, information technology services, subscriptions, insurance, banking, office accommodation, and various other support functions. For the year ended December 31, 2025, and period ended December 31, 2024, fees incurred and not paid for these services were $1,336 and $55, respectively. The cost to the Company is allocated based on the proportion of time spent by WRSI employees on the Company's operations relative to their total available working hours. This allocation methodology is reviewed periodically to ensure it remains fair and consistent.

As of December 31, 2025 and 2024, the Company had a payable to WRSI of $50 and $233, respectively, for payments made in the ordinary course of business on behalf of the Company by WRSI.

The Company is party to a PUA with its affiliate, WRNY. The Company will serve a limited role whose principal purpose will be to provide broker-dealer services for the closed block pursuant to the selling agreements. WRNY agrees to assume on behalf of the Company the responsibility for the processing and payment of trail commissions. WRNY shall pay to the Company a fee equal to all expenses, direct and indirect. For the year ended December 31, 2025, and period ended December 31, 2024, fees earned were $1,463 and $166, respectively, of which $109 and $98, respectively, is due from WRNY. The Company had a receivable from WRNY of $22 for commissions as of December 31, 2025 and 2024, respectively.

The Company has no net income from operations and has relied upon capital contributions from WRUS to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from WRUS. WRUS has indicated that it will provide additional capital as needed to sustain the Company one year from the date these financial statements are available to be issued.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. In the first year of operations, the Company is required to maintain net capital equivalent to the greater of $5 or 12-1/2% of aggregate indebtedness.

As of December 31, 2025 and 2024, the Company had net capital, as defined under the Rule, of $827 and $479, respectively. These amounts exceeded the required net capital of $74 and $51 by $753 and $428, respectively.

The Company's aggregate indebtedness, as defined under the Rule, shall not exceed 800%, and was 135% of its net capital.

6.   COMMITMENTS AND CONTINGENCIES

There were no commitments or contingencies to disclose as of December 31, 2025 or 2024.

7.   SEGMENT REPORTING

The Company is engaged in a single line of business as a broker-dealer and engages in various activities as described in Note 1. The Company has identified its CEO as the Chief Operating Decision Maker (CODM). The CODM uses segment net income to evaluate the results of the business, to allocate resources, and to monitor the services rendered, billed to and recovered from WRNY. Additionally, the CODM uses excess net capital (see Note 5 *Net Capital Requirement*), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and, therefore, a single reportable segment. The CODM manages the business activities using information of the Company as a whole. All commission revenue and other revenue are derived from WRNY, an affiliate domiciled in the United States. The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies. Segment expenses include commission expenses and general expenses. Segment net income, expenses and total assets used by the CODM are the same as those respective amounts reported on the Statements of Financial Position and Statements of Income (Loss).

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through February 28, 2026, the date at which the financial statements were issued and determined there are no subsequent events requiring adjustments to or disclosure in these financial statements.

COMPUTATION OF NET CAPITAL FOR BROKER AND DEALERS

PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2025 (Expressed in thousands of US dollars)		Schedule H
NET CAPITAL		
TOTAL MEMBER'S EQUITY		1,150
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE		
15C3-1:		
Nonallowable assets:		
Receivable from affiliates	$	109
Other assets	$	214
Total non allowable assets	$	323
HAIRCUTS ON SECURITIES POSITIONS:		
2% Haircut on money market		
NET CAPITAL	$	827
AGGREGATE INDEBTEDNESS		
COMPUTATION OF ALTERNATE NET CAPITAL		
REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED	$	74
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF		
REPORTING BROKER OR DEALER	$	5
NET CAPITAL REQUIREMENT	$	74
EXCESS NET CAPITAL	$	753
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET		135%
CAPITAL		

Note: There are no material differences between the computation using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2025

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
<u>**December 31, 2025**</u>   <u>**Schedule J**</u>

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3.

The Company is filing an exemption report in reliance on footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively as a broker selling variable life insurance or annuities and the Company does not accept customer funds or securities, does not take possession of any customer funds or securities in connection with its activities, and does not carry accounts of or for customers. The Company did not carry Proprietary Accounts of Broker-Dealers or PABs accounts (as defined in Rule 15c3-3 of the Securities Exchange Act of 1934).

The Company met the conditions of Footnote 74 for the year ended December 31, 2025, without exception.



Wilton Re | Wilton Re Distributors LLC

Exemption Report

Wilton Re Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from January 1, 2025 to December 31, 2025 without exception.

Wilton Re Distributor LLC

I, Karen Carpenter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: Karen Carpenter

Title: CEO

Date: 3/6/26